Exhibit 99.3

Baidu, Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BIDU and HKEX: 9888)

Form of Proxy for Extraordinary General Meeting

to be held on December 7, 2021

(or any adjournment(s) or postponement(s) thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of Baidu, Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued Class A ordinary shares with a par value of US$0.000000625 per share (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.000000625 per share of the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) to be exercised at the Extraordinary General Meeting of the Company (the “Meeting”) to be held at Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China on December 7, 2021 at 9 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “Meeting Notice”).

Only the holders of record of the Ordinary Shares on the Company’s register of members at the close of business on November 5, 2021 (Hong Kong Time) (the “Record Date”) are entitled to notice of, to attend and to vote at the Meeting. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, on all matters. The quorum of the Meeting is one or more shareholders which hold an aggregate of at least one-third (1/3) of the paid up voting share capital, present in person or by proxy and entitled to vote, throughout the Meeting.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Ordinary Shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the Meeting.

To be valid, this Form of Proxy must be completed, signed and returned to 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible so that it is received by the Company no later than 9 a.m., Hong Kong time, on December 5, 2021 to ensure your representation at the Meeting.

Baidu, Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BIDU and HKEX: 9888)

Form of Proxy for Extraordinary General Meeting

to be held on December 7, 2021

(or any adjournment(s) or postponement(s) thereof)

I/We                  of                 , being the registered holder of                  Class A ordinary shares,(Note 1) par value US$0.000000625 per share, and                  Class B ordinary shares,(Note 1) par value US$0.000000625 per share, of Baidu, Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting(Note 2) or                         of                  as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.(Note 3)

RESOLUTION		FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)
1.	As a special resolution: Resolution No. 1 set out in the Meeting Notice of the Extraordinary General Meeting (to approve the adoption of the Company’s dual foreign name).

2.	As a special resolution: Resolution No. 2 set out in the Meeting Notice of the Annual Extraordinary General Meeting (to approve the adoption of the Amended M&AA).

3.	Resolution No. 3 set out in the Meeting Notice of the Extraordinary General Meeting (to approve the filings of adoption of the Company’s dual foreign name and the Amended M&AA).

Dated , 2021	Signature(s)(Note 4)

Notes:

1

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the Meeting in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the Meeting in person but if a member attends the Meeting and votes, this proxy will be revoked.

4

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

5.

If you have a material interest in the transactions or arrangements contemplated in the resolutions set out in this proxy, you are required to abstain from voting on the resolutions relating to such transaction or arrangement.